UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70439

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Arcview Capital LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

159 20th Street

(No. and Street)

Brooklyn	**NY**	**11232**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Ciantro	**6462269300**	philip.ciantro@arcviewcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo & Chiaverelli CPAs

(Name – if individual, state last, first, and middle name)

One Bala Ave Ste. 234	**Bala Cynwyd**	**PA**	**19004**
(Address)	(City)	(State)	(Zip Code)
09/01/2009		**3721**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Ciantro _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Arcview Capital, LLC _____, as of 12/31 _____, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary Interest in any account classified solely as that of a customer.



Signature:

Title:
Chief Financial Officer

IHSAN N. CHAHIN
Notary Public-State of New York
No. 01CH6363955
Qualified in Kings County
My Commission Expires 09-05-2025

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Supplemental Information with Report of Independent Registered Public Accounting Firm

ARCVIEW CAPITAL, LLC

DECEMBER 31, 2023

ARCVIEW CAPITAL, LLC
December 31, 2023

Table of Contents

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of:
Arcview Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arcview Capital, LLC(the "Company"), as of December 31, 2023, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the

- 1 -

supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.



April 13, 2024

Bala Cynwyd, PA 19004

ARCVIEW CAPITAL, LLC
Statement of Financial Condition
December 31, 2023

Assets		
Cash	$	52,907
Prepaid expenses		10,904
Total assets	$	63,811
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	62,146
Total liabilities		62,146
Members' equity		
Total members' equity		1,665
Total liabilities and members' equity	$	63,811

See Accompanying Notes to Financial Statements

ARCVIEW CAPITAL, LLC

Statement of Operations

For the Year ended December 31, 2023

Revenue		
Success fees	$	65,500
Total revenue		65,500
Expenses		
Compensation and benefits	$	55,960
Technology and communications		20,447
Bad debt		4,000
Occupancy		1,200
Regulatory expenses		37,766
Other expenses		68,322
Total expenses		187,695
Net loss		(122,195)

See Accompanying Notes to Financial Statements

ARCVIEW CAPITAL, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2023

		Total
Members' equity as of December 31, 2022	$	5,580
Net loss		(122,195)
Member contribution		
		118,280
Members' equity as of December 31, 2023	$	1,665

See Accompanying Notes to Financial Statements

5

ARCVIEW CAPITAL, LLC
Statement of Cash Flows
Year ended December 31, 2023

Cash flows from operating activities:		
Net loss	$	(122,195)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Decrease (increase) in operating assets:		
Accounts receivable		35,100
Prepaid expenses and other assets		(475)
Decrease in operating liabilities:		
Accounts payable and accrued expenses		5,463
Net cash used by operating activities		40,088
Net cash provided by financing activities		
Member capital contributions		118,280
Net increase in cash		36,173
Cash, cash equivalents - beginning of year		16,734
Cash, cash equivalents - end of year	$	52,907

See Accompanying Notes to Financial Statements

1.   Business and Summary of Significant Accounting Policies

Business

Arcview Capital, LLC. ("the Company") is a Limited Liability Company formed in the State of Delaware. Effective June 10, 2020 the Company commenced operations when it became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from, and became a member, of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

Revenue Recognition

The Financial Accounting Standards Board ("FASB") has issued a comprehensive revenue recognition standard that supersedes most existing revenue recognition guidance under U.S. GAAP FASB Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606").

The core principle of ASC 606 is that a company should recognize revenue when it transfers goods or services to customers in amounts that reflect the consideration the Company expects to receive for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:
(i)   Identification of the contract with the customer;
(ii)   Identification of the performance obligations in the contract;
(iii)   Determination of the transaction price;
(iv)   Allocation of the transaction price to the performance obligations in the contract;
(v)   Recognition of revenue when (or as) the performance obligation is satisfied.

Revenue Recognition (continued)

Although total revenues may not be materially impacted by this guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

The Company provides advisory services related to mergers and acquisitions or raising capital in connection with the terms of its contracts with customers. Revenue for advisory arrangements is generally recognized based on when the services are provided or when the transaction is consummated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition).

Credit Losses

The Company accounts for estimated credit losses on financial instruments, such as trade receivables, in accordance with ASU 2016-13, " Financial Instruments - Credit Losses (Topic 326)". The Company periodically estimates the allowance for doubtful accounts. Those conditions may be considered in relation to individual receivables or in relation to groups of similar types of receivables. The Company reviews trade receivables for collectability and performs on-going credit evaluations of its customers and determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and general economic conditions. Total bad debts for the year ended December 31, 2023 were $4,000.

Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies ASC Topic 740, *Income Taxes*. A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact of the overall application of this standard. As of December 31, 2023, the 2019- 2023 tax returns are subject to examination by the Internal

Income Taxes (continued)

Revenue Service and, generally, to state taxing authorities.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $(9,239) which was $(14,239) less than its minimum required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio percentage was (672.65)%.

4.   Net Capital Deficiency

During its 2020 routine examination, FINRA conducted a review of the Company's net capital challenges at the time.   As a result of this review, FINRA's Enforcement Division brought an action against the Company, which was resolved on February 29, 2024 when the Company signed an Acceptance, Waiver, and Consent ("AWC"), without admitting or denying FINRA's findings.   Among other corrective measures, the AWC imposes a censure on the Company as well as a $25,000 fine.   As required by ASC 450 - Contingencies, matters that are discovered during the audit period (January 1, 2023 through December 31, 2023) and that have a probable outcome with an estimable impact on the Company's financial statements, must be accrued in the audit period.   Since these conditions were met, the $25,000 fine was accrued as of December 31, 2023.   The accrual resulted in the Company's net capital falling below its minimum net capital requirement and becoming negative. (see Note 5. Subsequent Events).

During the time of the hindsight net capital deficiency, the Company was not conducting a securities business.

5.   Subsequent Events

Events of the Company subsequent to December 31, 2023, have been evaluated through April 10, 2024 which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2023.

The fine associated with the FINRA AWC was paid by the Company on March 1, 2024. Capital contributions of $25,500 and $20,000 were provided in February 2024 and March 2024 respectively. The Company has maintained regulatory net capital in excess of its required minimum amount since February 29, 2024.

The Company is seeking regulatory approval for the original members to sell their remaining ownership interest to the minority members who purchased ownership in 2023. The FINRA Continuing Membership Application was begun in 2023 and is expected to be successfully completed in May 2024.

SUPPLEMENTAL INFORMATION

ARCVIEW CAPITAL, LLC
Schedule I- Computation of Net Capital Pursuant to Rule 15c3-1
DECEMBER 31, 2023

Net Capital

Total members' equity	$	1,665
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		10,904
Net Capital	$	(9,239)

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable and accrued expenses		62,146
Total aggregate indebtedness	$	62,146

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	4,143
Minimum dollar net capital requirement	$	5,000
Net capital deficit	$	(14,239)
Excess net capital of the greater of 10 percent of total aggregate indebtedness		
Net capital less 120 percent of minimum net capital required	$	(15,239)
Ratio of aggregate indebtedness to net capital		(672.65)%

ARCVIEW CAPITAL, LLC
Reconciliation of the Company's Computation of Net Capital per Uniform Net Capital Rule 15c3-1
<u>DECEMBER 31, 2023</u>

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2023

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	15,761
Increase in net loss		(25,000)
Net capital per the preceding	$	(9,239)

Aggregate indebtedness, as reported in Company's Part IIA (unaudited) FOCUS report	$	37,146
Increase in accounts payable and accrued expenses		25,000
Aggregate indebtedness per the preceding	$	62,146

Minimum net capital requirement per Company's Part IIA (unaudited) FOCUS report	$	5,000
Minimum net capital requirement per the preceding	$	5,000

ARCVIEW CAPITAL, LLC

Schedule II- Determination of Reserve Requirements Pursuant to Rule 15c3-3

DECEMBER 31, 2023

The company is exempt from the provision of Rule 15c3-3 as of December 31, 2023, under the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that Rule.

Management Report Regarding Exemption from Rule 15c3-3

Arcview Capital, LLC, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company confirms the following:

(1)   The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2)   The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Arcview Capital, LLC

I, Philip Ciantro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Philip Ciantro*

Title: Chief Financial Officer

April 12, 2024



ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Members of:
Arcview Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which Arcview Capital, LLC identified the following provisions of 17 C.F.R. ~15c3-3 under which Arcview Capital, LLC claimed no obligations under 17 C.F.R. ~240.15c3-3. Arcview Capital, LLC stated that Arcview Capital, LLC had no obligations throughout the most recent fiscal year without exception. Arcview Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arcview Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 17 C.F.R. of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli LLC CPAs

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

April 13, 2024